SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Soluna Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

583543103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)

[  ]Rule 13d-1(c)

[   ]Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 583543103

1)Name of Reporting Person

DOMO Capital Management, LLC

2)Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)SEC Use Only

4)Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	937,629*

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	937,629*

9)Aggregate Amount Beneficially Owned by Each Reporting Person

937,629*

10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11)Percent of Class Represented by Amount in Row (9)

7.3%

12)Type of Reporting Person

IA

* These shares are owned by clients of DOMO Capital Management, LLC (“DOMO”) and are held in discretionary accounts managed by DOMO.

SCHEDULE 13G

CUSIP No.  583543103

1)Name of Reporting Person

Justin R. Dopierala

2)Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)SEC Use Only

4)Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Reporting Person With:

5)	Sole Voting Power:	15,227

6)	Shared Voting Power:	937,629*

7)	Sole Dispositive Power:	15,227

8)	Shared Dispositive Power:	937,629*

9)Aggregate Amount Beneficially Owned by Each Reporting Person

952,856*

10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)Percent of Class Represented by Amount in Row (9)

7.4%

12)Type of Reporting Person

HC, IN

* These shares are owned by clients of DOMO Capital Management, LLC (“DOMO”) and are held in discretionary accounts managed by DOMO.

SCHEDULE 13G

CUSIP No. 583543103

ITEM 1(a).Name of Issuer.

Soluna Holdings, Inc.

ITEM 1(b).Address of Issuer’s Principal Executive Offices.

325 Washington Avenue Extension

Albany, NY  12205

ITEM 2(a).Names of Persons Filing.

1)DOMO Capital Management, LLC

2)Justin R. Dopierala

ITEM 2(b).Address of Principal Business Office.

All reporting persons may be contacted at N112 W16298 Mequon Rd., Suite No. 111, Germantown, Wisconsin, 53022, U.S.A.

ITEM 2(c).Citizenship or Place of Organization.

DOMO Capital Management, LLC is a Wisconsin limited liability company. Justin R. Dopierala is a United States Citizen.

ITEM 2(d).Title of Class of Securities.

This statement pertains to the shares of common stock, $0.001 per share par value, of Soluna Holdings, Inc. (the “Common Stock”).

ITEM 2(e).CUSIP Number.

583543103

ITEM 3.If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.Ownership.

(a)Amount beneficially owned:

937,629 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by DOMO Capital Management, LLC by virtue of its investment discretion and/or voting authority granted by certain clients.  952,856 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Justin R. Dopierala by virtue of shares owned directly by him and indirectly by virtue of his position as the control person of DOMO Capital Management, LLC.

(b)Percent of Class: 7.3% for DOMO Capital Management, LLC and 7.4% for Justin R. Dopierala.

(c)For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

ITEM 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [   ]

ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.

With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales.  No person individually has an interest that relates to more than five percent of the class.

ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8.Identification and Classification of Members of the Group.

N/A

ITEM 9.Notice of Dissolution of Group.

N/A

ITEM 10.Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 5th day of January, 2022.

DOMO CAPITAL MANAGEMENT, LLC

 /s/ Justin R. Dopierala

BY: Justin R. Dopierala

TITLE:  President

 /s/ Justin R. Dopierala

Justin R. Dopierala

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement

EXHIBIT 1 – JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G  (including amendments thereto) with respect to the Common Stock, $0.001 per share par value, of Soluna Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of January, 2022.

DOMO CAPITAL MANAGEMENT, LLC

/s/ Justin R. Dopierala	By: /s/ Justin R. Dopierala
Justin R. Dopierala	Justin R. Dopierala
President